Exhibit 12

Advanced Lighting Technologies, Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Reorganized Company		Predecessor Company
	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2004	2004	2003	2003
Income (loss) before income taxes and minority interest	$2,053	$3,634	$(7,080)	$(13,235)
Interest expense	3,469	6,892	4,039	7,459
Interest portion of rent expense	189	324	160	329

Earnings	$5,711	$10,850	$(2,881)	$(5,447)

Interest expense	$3,469	$6,892	$4,039	$7,459
Interest capitalized	7	13	19	37
Interest portion of rent expense	189	324	160	329

Fixed charges	$3,665	$7,229	$4,218	$7,825

Ratio of earnings to fixed charges	1.6	1.5	—	—

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and minority interest plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized, the portion of rental expense that is representative of interest, and preferred share accretion. For the three months ended December 31, 2003, earnings were inadequate to cover fixed charge requirements by $7,099. For the six months ended December 31, 2003, earnings were inadequate to cover fixed charge requirements by $13,272.